Exhibit 99.8
H&R Block Transforms Into Digital-First, AI-Powered Customer Care Organization
with NiCE CXone Mpower

H&R Block is now well-positioned to scale rapidly during the annual U.S. tax season surge, empowering thousands of agents to deliver seamless support to millions of customers

Hoboken, N.J., June 16, 2025 – NiCE (Nasdaq: NICE) today announced that H&R Block, the world leader in online and in-office tax preparation, is successfully transforming its customer service operations into a digital-first, AI-powered care organization with NiCE CXone Mpower. This transformation marks a strategic shift from a traditional brick-and-mortar retail servicing model to a digital-first scalable customer care ecosystem built on advanced AI and customer service automation.

H&R Block’s transformation began with an accelerated 60-day migration to NiCE in 2020, laying a powerful foundation for ongoing innovation, scalability and agility. Building on that momentum, H&R Block partnered with NiCE to rapidly build and deploy a new IVR system at the height of the pandemic – successfully managing over 5 million calls in just four months. This milestone demonstrated the power of taking a platform approach, delivering mission-critical performance at scale when it was needed most.

Since then, H&R Block has adopted a strategy of continuous optimization, leveraging CXone Mpower’s AI and self-service capabilities including Autopilot, AI-powered coaching, and automation to drive significant outcomes including seven-figure cost savings, enhanced agent performance and customer satisfaction.

Each year, H&R Block must scale its support operations rapidly to handle the elevated demands of the U.S. tax season. Today, with CXone Mpower, the company is equipped to turn this annual challenge into a strategic advantage—empowering thousands of agents to provide fast, accurate, and personalized support across voice and digital channels.

CXone Mpower also enables H&R Block to extend that same trusted, seamless and knowledgeable experience to self-service, automating everything from simple questions to more complex tax-related inquiries at scale. This shift from reactive support to proactive experience design, lays the foundation for long-term innovation and growth. As H&R Block accelerates its AI roadmap, it now aims to automate additional customer journeys to deliver a faster, smarter, and more connected client service.

"Real transformation happens when we invest in our teams, evolve our technology, and rethink how we bring experiences to market, delivering the outcomes our customers demand,” said Brendan Mulryan, VP Customer Care at H&R Block. “NiCE has helped us reimagine CX, meeting today’s demand for digital self-service while advancing AI and automation. With CXone Mpower, we are focused on delivering a modern customer experience that blends self-serve ease with expert support when needed. Whether in-person or online, this transformation helps us meet customers where they are.”

“This transformation isn’t just a technology story, it’s the powerful example of business reinvention built around human experiences,” said Barry Cooper, President, CX Division, NiCE. “Our goal is to make every customer interaction effortless, especially during high-stakes periods like tax season. With CXone Mpower, organizations like H&R Block can rapidly scale, empower their agents, and deliver fast, accurate, seamless, and personalized service – even at peak demand – to ensure stress-free, happier moments.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.